September 28, 2011

Timothy W. McHale, Esq.
Capital Emerging Markets Total Opportunities Fund
6455 Irvine Center Drive
Irvine, CA   92618

Re: Capital Emerging Markets Total Opportunities Fund
       SEC File Numbers: 333-176635; 811-22605

Dear Mr. McHale:

We have reviewed the registration statement on Form N-1A for Capital Emerging Markets Total Opportunities Fund (the "Fund"), filed with the Securities and Exchange Commission on September 1, 2011. We have the following comments.

Prospectus

Summary Prospectus

Investment Objective

1. Delete the second sentence referring to the investment objective being able to be changed without shareholder approval. This statement should appear with the disclosure required by Item 9 of Form N-1A (Investment objectives, strategies and risks). The Item 9 disclosure should also state how much notice shareholders would receive prior to any change in the investment objective.

Fees and expenses of the Fund

2. **Shareholder Fees --** The captions here may be omitted since the Fund does not charge the fees and expenses covered by the captions. *See* Instruction 1(c) to Item 3 of Form N-1A.

3. **Annual fund operating expenses** -- Delete the reference to footnote 1 after "Total annual fund operating expenses" but keep it for "Other expenses." Only "other expenses" needs to have the footnote about their being based on estimated amounts for the current fiscal year. *See* Instruction 6(a) to Item 3 of Form N-1A.

Principal Investment Strategies

4. The prospectus should define "emerging markets" and "emerging market countries." Please explain what is meant by an issuer being "from" emerging market countries. Does this mean an issuer domiciled, incorporated, or headquartered in emerging market countries? Further, please clarify the asset, revenue, or profit tests referenced in the prospectus.

5. Please further clarify the extent to which the Fund will invest in common stocks and in bonds. Specify the "other equity type securities" in which the Fund may also invest. In addition, please disclose the maturity and quality parameters for investments in bonds.

6. Please disclose who divides the portfolio into segments, how these segments are selected and categorized, and how the portfolio manager is chosen for each segment.

7. The absence of any mention, in the summary prospectus, of derivatives implies that derivatives are not going to be used to any material extent by the Fund. If this is not the case, please review your disclosure in light of the observations from this Division: *Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies* (July 30, 2010) available at the Commission's website, www.sec.gov.

8. Amplify the disclosure to explain how the Fund intends to achieve its investment objective of preserving capital and lowering volatility of returns while investing in emerging markets.

Principal Risks

9. Disclose the extent to which the Fund may invest in lower rated bonds. Amplify the disclosure in "Principal Investment Strategies" to describe the criteria (*i.e.*, credit ratings and maturities) used by the Fund in selecting bonds. Specify the lowest rating a bond can have and still be selected for inclusion in the Fund's investment portfolio.

10. Include a statement that "junk bonds" are considered "speculative."

11. Unless the Fund will be sold through a bank or other insured depository institution, please explain why the statement that an investment in the Fund is not a bank deposit and not insured or guaranteed by the FDIC is a principal risk. *See* Item 4(b)(1)(iii) of Form N-1A.

Purchase and sale of fund shares

12. State that fund shares are redeemable and briefly identify subsequent investment requirements and the procedures for redeeming shares. *See* Item 6(b) of Form N-1A.

Tax Information

13. Add disclosure that distributions by the Fund may be taxed as ordinary income as well as capital gains. *See* Item 7 of Form N-1A.

Financial Intermediary Compensation

14. Please include the information required by Item 8 of Form N-1A.

Statutory Prospectus

Investment objectives, strategies, and risks

15. The final sentence of the third paragraph of this section states: "Investors in the fund should have a long-term perspective and be able to tolerate potentially sharp declines in value." This seems to contradict and undermine the Fund's investment objective. This statement should be amplified to explain how it can be reconciled with the investment objective.

16. The seventh and twenty first paragraphs discuss derivatives. *See* preceding Comment 7.

17. In the discussion in the eighth paragraph concerning temporary defensive investments, state that the effect of taking a temporary defensive position is that the Fund may not achieve its investment objective. *See* Instruction 6 to Item 9(b)(1) of Form N-1A.

18. It is not clear from this section what the Fund's strategy is that would enable it to reduce volatility and preserve capital while at the same time investing in emerging markets. Revise the disclosure to explain and clarify the Fund's strategy as it relates to the Fund's investment objective.

Prior investment results of Capital Guardian Emerging Markets Total Opportunity Fund

19. Revise the caption/heading for this section and for the accompanying table to make it clear that the performance information relates to the predecessor entity by either referring to it simply as the "Predecessor Fund" or by adding "Predecessor Fund" as a parenthesis to the entity's name.

20. Disclose the tax status and the regulatory classification (*i.e.,* private equity fund, offshore fund, hedge fund, common trust fund, etc.) of the Predecessor Fund.

21. (a) The disclosure should include a statement that the Predecessor Fund is the only fund or account managed by the investment adviser and its affiliates that is substantially similar to the Fund. (b) Please confirm to the staff that the performance is net of all actual expenses, including any sales loads. (c) If the standardized SEC method is not used to calculate the prior performance, the prospectus should disclose how the performance was calculated and that the method differs from the standardized SEC method.

22. In your written response to these comments, please describe how the Fund's use of the Predecessor Fund's performance complies with the criteria and conditions set forth in *Nicholas-Applegate Mutual Funds* (pub. avail. Aug. 6, 1996). If this is not the no-action letter upon which you are relying, please identify the no-action letter or precedent that you believe applies and explain how the conditions and criteria of that precedent are satisfied.

23. If the Fund intends to use this performance in advertisements or supplemental sales literature, please cite your authority for doing so in your written response.

Frequent trading of fund shares

24. Item 11(e)(4) of Form N-1A requires a statement whether or not the Fund's board has adopted policies and procedures with respect to frequent trading and requires such policies and procedures to be described with *specificity*. Please add this disclosure.

Back cover page of prospectus

25. Provide the information required by Item 1(b) of Form N-1A.

26. Please do not forget to add the Fund's Investment Company Act file number (811-22605) to the bottom of the back cover page as required by Item 1(b)(4) of Form N-1A.

Statement of Additional Information

Description of certain securities and investment techniques

Restricted or illiquid securities

27. Include an operating policy that the Fund will not purchase illiquid securities if, as a result of such purchase, more than 15 percent of its net assets would consist of illiquid investments.

Management of the Fund

28. The trustees and officers of the Fund, including the requisite number of disinterested trustees, should be furnished by pre-effective amendment.

General

29. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

30. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

31. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

32. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and their management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * * *

Please contact the undersigned at (202) 551-6961 should you have any questions regarding this letter.

Sincerely,

John Grzeskiewicz
Senior Counsel